UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

SCHEDULE 13E-3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

SUNLINK HEALTH SYSTEMS, INC.

(Name Of Subject Company (Issuer))

SUNLINK HEALTH SYSTEMS, INC.

(Name of Filing Persons (Issuer and Offeror))

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number of Class of Securities)

Robert M. Thornton, Jr.

Chairman

SunLink Health Systems, Inc.

900 Circle 75 Parkway

Suite 1120

Atlanta, Georgia 30339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309-3592

(404) 815-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,500,000	$521.55***
*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017 issued by the Securities and Exchange Commission (the “SEC”), equals $115.90 per $1,000,000 of the aggregate value of the transaction.

***	Previously Paid

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$521.55
Form or Registration No.:	Schedule TO (File No. 005-03600)
Filing Party:	SunLink Health Systems, Inc.
Date Filed:	January 10, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2017 (together with any amendments and supplements thereto and the exhibits hereto, the “Schedule TO”) relating to a tender offer by SunLink Health Systems, Inc. (“SunLink” or the “Company”) to purchase up to 3,000,000 common shares of SunLink, no par value, for an aggregate purchase price of up to $4,500,000, to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 10, 2017 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”) as amended hereby, which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”). This Amendment No. 1 to Schedule TO also is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended, and amend the Schedule TO with respect thereto.

The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, except as amended and supplemented hereby, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

The Offer to Purchase and the Schedule TO, to the extent Item 1, Item 2, Item 10, and Item 13 incorporate by reference the information contained in the Offer to Purchase are hereby amended and supplemented as set forth below.

1.    The second paragraph of the Offer to Purchase under the heading “IMPORTANT” is hereby amended to delete such paragraph and substitute therefor the following text:

Subsequent to January 10, 2017, certain of our directors and executive officers informed the Company that they or their affiliates had reconsidered their earlier determination not to tender shares in the Offer. Two directors and/or executive officers or their affiliates now intend to tender an aggregate of 124,402 shares into the Offer. See Section 10.

2.    Section 1 of the Offer to Purchase entitled “Do SunLink directors or executive offers or affiliates intend to tender their shares in the Offer?” is hereby amended and supplemented by deleting the sentences thereunder and inserting the following text:

Subsequent to January 10, 2017, two directors of the Company informed the Company that they or their affiliates had reconsidered their earlier determination not to tender shares in the Offer. Ms. Brenner informed the Company that Ms. Brenner and/or her immediate family and related entities intend to tender an aggregate of 45,357 common shares into the Offer. Ms. Brenner also informed the Company that Fortuna Asset Management, LLC, an investment advisory firm of which Ms. Brenner is the President, anticipates that certain of its clients would direct Fortuna to tender an aggregate of 49,245 additional common shares. Finally, Mr. Thornton informed the Company that CareVest Capital, LLC, an entity of which Mr. Thornton owns 100% of the voting interests, would tender an aggregate of 29,800 common shares into the Offer. No other officers or directors of the Company intend to tender any shares in the Offer, and the Company is not aware of any other affiliates that intend to tender any shares in the Offer.

3.    The major heading “THE OFFER” of the Offer to Purchase is hereby amended to “THE OFFER AND SPECIAL FACTORS”.

4.    The heading for Section 2 of the Offer to Purchase is hereby amended and supplemented by adding the words “Special Factors” thereto so that it reads:

Special Factors; Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals.

5.    Section 2 of the Offer to Purchase is hereby amended and supplemented by adding the following text immediately after the heading thereto:

As discussed below, the purpose of the Offer is to return cash to the Company’s shareholders. However, this Section 2 also addresses “special factors” applicable in the event the Company becomes eligible to deregister its shares and subsequently chooses to become a private company. The purpose of any such deregistration would likely would be to reduce the Company’s expenses and reduce management distractions associated with being a public company. See—“Potential Effects of a Potential Deregistration Subsequent to the Offer” in this Section 2. The estimated out-of-pocket cost savings described in such subsection of this Section 2 represent, in the view of the Company, the minimum costs of SunLink being a public company. As stated in—“Other

Plans or Proposals,” the Company currently has no definitive plans or proposals for any extraordinary transaction. The Company believes its size, the underperforming nature of its existing operations, the changed nature of the healthcare business, its relative lack of capital resources, the thin, relatively illiquid, market for its common shares, the fact that the shares have traded below book value and management’s informal estimate of liquidation value, and, in the view of the Board, the value determined to be fair in connection with the Offer, all do not make the Company, in the abstract, a particularly attractive vehicle with which to make acquisitions or as a merger candidate. Thus, if after the Offer the Company were to become eligible to deregister its shares and in the judgment of the Board, the benefits of becoming a private company outweighed the benefits of remaining a public company, the Company may choose to deregister its shares. SunLink estimates it could save approximately $500,000 in annual out-of-pocket costs associated with being a public company. For a break-down of such estimated savings, refer to—“Potential Effects of a Potential Deregistration Subsequent to the Offer”. The timing of any deregistration would be dependent on the eligibility of the Company to deregister its shares at a date in the future, and the future assessment of the Board as to then current circumstances and whether such circumstances differ from those existing today. In evaluating any going private determination, the Board can be expected to examine the then profitability of the Company’s then existing businesses, the Company’s then current liquidity and capital resources, the attractiveness of the Company as a public company in pursuing new businesses or extraordinary transactions, and the benefits versus the costs of maintaining some additional degree of liquidity for shareholders merely by virtue of being a listed, publicly traded and reporting company.

Potential material effects of a potential deregistration subsequent to the Offer include reduced costs, relief from the reporting requirements of the Securities Exchange Act of 1934, less shareholder access to information (although the Company currently intends to provide annual audited financial statements to shareholders, there would be no requirement that it do so), the delisting of the common shares from the NYSE MKT, and a reduction in liquidity of the trading market for the Company’s common shares. See—“Potential Effects of a Potential Deregistration Subsequent to the Offer”. The tax consequences of the Offer to Purchase are described in Section 13—“Material U.S. Federal Income Tax Consequences.” Deregistration of the Company’s common shares subsequent to the Offer would not have any material U.S. federal income tax consequences solely as a result thereof.

The Board considered several alternative methods of returning cash to shareholders: (i) a tender offer open to all holders; (ii) a dividend, and (iii) open market repurchases. Open market repurchases were considered and rejected due to, among other factors, the relative illiquidity of the market, the regulatory uncertainty as to whether such purchases could be viewed as a step in a going private transaction, and uncertainty as to whether such transactions could be conducted at all in light of the regulatory requirements associated with a transaction which could have the effect of causing the Company to go private. Payment of a dividend was considered and rejected because it did not enhance liquidity for shareholders seeking to exit their investment in the Company, would not offer the possibility of capital gain or loss treatment for income tax purposes to accepting individual shareholders, and did not offer the potential for reducing the Company’s ongoing costs by reducing the number of shareholders, especially the number of odd lot holders. Also favoring a tender offer was the fact that a tender offer open to all holders had also been suggested to the Company in unsolicited communications from several shareholders at the time of the Company’s 2013 odd lot tender offer and that a shareholder’s determination to tender or not tender in the Offer is purely voluntary. Management did not recommend and the Board did not consider a reverse stock split, a reorganization through a cash-out merger or a reclassification of shares because of the necessity under the Company’s charter of obtaining the approval of at least 66-2/3% of all outstanding shares and because, in any event, the purpose of the Offer was to return cash to shareholders rather than a specific effort to reduce the number of shareholders of record to permit deregistration of the Company’s common shares.

Management recommended and the Board determined to conduct the Offer to Purchase at the current time in light of the increase in cash available to the Company as a result of asset dispositions to a level sufficient to fund a tender offer of meaningful size to all shareholders, the absence of contractual restrictions on utilizing cash to fund an offer, and the absence of a consensus on the Board as to what might be potential attractive investments including management and the Board’s belief that there currently are not attractive new investments available to the Company in the Company’s hospital or specialty pharmacy lines of business.

6.    The first sentence of the third paragraph under the subheading “Certain Effects of the Offer” under Section 2 of the Offer to Purchase is hereby amended and supplemented to delete such sentence and substitute therefor:

Subsequent to January 10, 2017, certain of our directors and executive officers informed the Company that they or their affiliates had reconsidered their earlier determination not to tender shares in the Offer. Two directors and/or executive officers or their affiliates now intend to tender an aggregate of 124,402 shares into the Offer. See Section 10.

7.    Section 2 of the Offer to Purchase under the subheading “Fairness of the Offer” is hereby amended to delete the fifth sentence in its entirety and substitute for such sentence the following sentence:

In fixing the Purchase Price, the Board, in the exercise of its business judgment, did not believe that the factors it considered enabled it to establish or that it could establish a single definitive valuation of a “fair price” or even a range of fair prices, particularly in light of the small number of assets driving valuations and potential results, and the absence of any definitive proposals, negotiations or draft agreements with regard to any potential disposition of any assets of the Company.

8.    Section 2 of the Offer to Purchase under the subheading “Fairness of the Offer” is hereby amended to add ($2.39 per share at September 30, 2016) to the first bullet point under the third paragraph thereof and an additional bullet point at the end thereof such that such third paragraph now reads:

Among the factors not favoring the fairness of the Offer were:

•	The Purchase Price is substantially below the book value per share of the Company ($2.39 per share at September 30, 2016).

•	While the Offer is voluntary, shareholders will not be voting on the Offer.

•	The Company’s recent sale of its Dahlonega, GA hospital and Ellijay, GA medical office building complex were completed at prices in excess of book value.

•	Although the Purchase Price was determined without regard to a specific determination of value, the Purchase Price is below management’s current informal estimates of a potential range of liquidation value as discussed below which is subject to numerous qualifications there described.

9.    Section 2 of the Offer to Purchase under the subsection entitled “The Purchase Price is substantially below the current book value per share of the Company” is hereby amended to add after the seventh sentence thereof the following:

Although the Board was generally aware of various assertions with respect to ACA by the new President, the Company is unable to determine the nature or scope of any such repeal, whether, in substance, in whole or in part, the timing thereof, or the nature of any replacement. As noted above, neither Georgia nor Mississippi (the states in which the Company’s hospital and nursing homes are located) elected to expand Medicaid coverage pursuant to the ACA so that the Company does not expect any benefits to it from a repeal thereof. The Board did not believe material modifications of the ACA would change its view about the future prospects of rural hospitals.

10.    Section 2 of the Offer to Purchase under the heading “Fairness of the Offer – Additional Background to the Offer – Developments After the 2013 Odd Lot Offer” is hereby amended and supplemented to add the following text immediately prior to the heading “Other Plans or Proposals”:

The possibility of any future asset disposition or dispositions did not influence the timing of the Offer. As disclosed in this Offer to Purchase: (i) prior asset sales have enhanced the Company’s cash position and allowed it to pay down indebtedness and resulted in a cash balance sufficient to allow it to make an offer which would provide a meaningful liquidity to the Company’s shareholders and (ii) there are no current definitive plans or proposals that relate to or would result in the sale of a material amount of assets of SunLink. Likewise, the Company does not believe any transaction with respect to its specialty pharmacy business currently is “probable” within the meaning of Article 11 of Regulation S-X or that a reasonable estimate of any possible sale price and terms could be made at this time. Accordingly, the possibility of the sale of the specialty pharmacy business, its price and terms, if sold, and any timing of such a sale did not factor into the Board’s decision as to the timing of the Offer to Purchase or the fairness of the Offer or otherwise. In particular, a potential sale of the Company’s specialty pharmacy business did not factor into the Board’s decision with respect to its fairness determination.

The Board’s Strategic Alternatives Committee met on May 23, 2016; June 27, 2016; and July 15, 2016 to evaluate, among other things, the specialty pharmacy business and its performance. From May 2016 to July 2016, the Company interviewed three potential advisors with respect to an engagement regarding a potential sale of the Company’s specialty pharmacy business. One of the potential advisors included in its presentation an unsolicited “effort to value” the specialty pharmacy business. The candidate’s confidential presentation relevant to potential valuation was presented on a single page without supporting data and such candidate wrote: “It should be noted that we do not have full balance sheet information and we had to make very broad assumptions on working capital needs, capital expenditures, and depreciation.” Such candidate presented the following chart and asserted “we believe the valuation expectations should be in the range of ~$10M which is an implied multiple of approximately 6x-7x adjusted EBITDA.”

Present value of cash flows				Terminal value				Firm value
Discount rate				Discount rate				Discount rate
15.0%	17.5%	20.0%	+	15.0%	17.5%	20.0%	=	15.0%	17.5%	20.0%

				6,395.1	4,785.9	3,692.3		11,546.1	9,643.6	8,283.0
5,151.0	4,857.7	4,590.7		6,683.9	4,967.6	3,813.7		11,834.9	9,825.2	8,404.4
				6,997.9	5,162.2	3,942.4		12,148.9	10,019.9	8,533.1

On July 11, 2016, the Company engaged one of the three candidates (hereinafter, the “Business Broker”) pursuant to the terms of an engagement letter. The engagement letter provided that the Business Broker would prepare an information memorandum for potential buyers but did not undertake to value the specialty pharmacy business in connection with the Offer or subsequent to its engagement. The Company disclosed in its annual report on Form 10-K for the year ended June 30, 2016 and filed on September 29, 2016 that “The Company believes its specialty pharmacy business continues to under-perform, and the Company has engaged advisors to assist it in evaluating the possible sale of its specialty pharmacy business and one medical office building.” In connection with such engagement, although the Business Broker provided the “effort to value” referred to above, the Business Broker was not asked to prepare or provide nor did the Business Broker prepare or provide any report, opinion or appraisal with respect to the valuation of the assets of the Company’s specialty pharmacy business after its engagement or in connection with the Offer. Subsequent to the date of the commencement of the Offer, on January 19, 2017, the Business Broker provided the Company with two separate preliminary, non-binding expressions of interest with respect to portions of the specialty pharmacy business aggregating in a potential purchase price of approximately $11.8 million before transaction costs, expenses, adjustments, and taxes, and informed the Company of the possibility of the receipt of an additional non-binding expression of interest with respect to the specialty pharmacy business as a whole. On February 2, 2017, the Business Broker informed the Company that the potential additional non-binding expression of interest with respect to the Company as a whole speciality pharmacy business would not be forth coming. As of February 2, 2017, no additional expression of interest has been received by the Company. No letters of intent or purchase agreements have been proposed by any such parties. All expressions of interest are subject to the potential acquirers’ due diligence, none of which had commenced as of February 2, 2017. Neither the Strategic Alternatives Committee nor the Board has made any determination as to the probability of consummation of any individual transaction or multiple transactions. The Company is unable to determine the likelihood of its receipt of any letter of intent or contract with terms acceptable to it or whether its specialty pharmacy business will be sold either in whole or in part, including the timing of any transaction or transactions. Likewise, neither the Strategic Alternatives Committee nor the Board has made any decision whether to pursue a single transaction or multiple transactions. In the event the Company were to pursue multiple transactions, because of potentially more favorable terms, a piecemeal sale of the specialty pharmacy business would be expected to present greater execution risks and “post-sale risks” than a single transaction. Disposition of a portion of the specialty pharmacy business could result in materially higher transaction costs or make the disposition of the other portions of the business more difficult or materially more expensive and could subject the Company to additional post-sale liabilities relating to, among others, the disposition of facilities and reductions in staff and costs necessary to manage such liabilities. Similarly, potential prices in such transaction or transactions are subject to due diligence. Finally, the net amounts realized from any such transaction or transactions may be offset in whole or in part by the inability of the Company to realize amounts, if at all, on the disposition of other assets. Accordingly, management has not revised its informal estimate of the range of potential liquidation value (which did not rely on any third-party estimates with respect to the specialty pharmacy business) and the Board concluded that the fact that any transaction or transactions with respect to the disposition of the specialty pharmacy business were not currently probable and hence did not alter its earlier estimation of the fairness of the purchase price.

11.    Section 10 of the Offer to Purchase under the subheading “Share Ownership by Directors and Executive Officers is hereby amended and supplemented to delete the second sentence thereof and add the following text:

Subsequent to January 10, 2017, two directors and/or executive officers of the Company or their affiliates informed the Company that they or their affiliates had reconsidered their earlier determination not to tender shares in the Offer. Ms. Brenner informed the Company that Ms. Brenner and or her immediate family and related entities intend to tender an aggregate of 45,357 common shares into the Offer. Ms. Brenner also informed the Company that Fortuna Asset Management, LLC, an investment advisory firm of which Ms. Brenner is the President, anticipates that certain of its clients would direct Fortuna to tender an aggregate of 49, 245 additional common shares. Finally, Mr. Thornton informed the Company that CareVest Capital, LLC, an entity of which Mr. Thornton owns 100% of the voting interests, would tender an aggregate of 29,800 common shares into the Offer. Accordingly, if the Offering is fully subscribed and assuming no exercises of any options, and the tender and acceptance in the Offer of 124,402 shares owned by our directors, executive officers or their affiliates, our directors and executive officers or their affiliates would own approximately 63.02% of the Company’s outstanding common shares.

12.    Exhibit (a)(1)(E) to Schedule TO is hereby amended and supplemented to correct and update the percentage set forth in the fifth bullet point thereof by deleting 6.6% and substituting 31.77% such that the bullet point now reads as follows:

•	The Offer is for up to 3,000,000 shares. If the Offer is fully subscribed, we will purchase 3,000,000 shares, which will represent approximately 31.77% of the Company’s currently issued and outstanding shares.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Schedule 13E-3, Item 2. Subject Company Information is amended and supplemented as follows:

(f) The information set forth under the heading “Section 10 – Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares” in the Offer to Purchase as amended and supplemented is incorporated by reference herein.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects is amended and supplemented to reflect the revision of the heading “Summary Term Sheet: to “Summary Term Sheet and Special Factors”.

The information set forth under “Section 2 – Special Factors; Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations is hereby amended and supplemented to add the following additional text:

Neither the Company nor to its knowledge after due inquiry any affiliate of the Company has received any report, opinion or appraisal from an outside party that is materially related to the Offer to Purchase or any potential subsequent Rule 13e-3 transaction, including, but not limited to: any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the Offer to Purchase or any potential subsequent Rule 13e-3 transaction to the issuer or any such affiliate or to security holders who are not affiliates.

Schedule 13E-3, Item 12. The Solicitation or Recommendation is amended and supplemented to reflect the revision of the heading “Summary Term Sheet: to “Summary Term Sheet and Special Factors”.

(d) The information set forth under heading “Section 2 – Special Factors; Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals” and “Section 10 – Interest of Directors and Executive Officers; Agreements, Transactions, and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(e) The information set forth under the headings “Summary Term Sheet” and “Section 2 – Special Factors; Purpose of the Offer; Certain Effects of the Offer; Effects of a Potential Deregistration Subsequent to the Offer; Fairness of the Offer; Additional Background to the Offer; Other Plans or Proposals” in the Offer to Purchase is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SunLink Health Systems, Inc.

Dated: February 2, 2017	By:	/s/ Robert M. Thornton, Jr.
	Name:	Robert M. Thornton, Jr.
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)**	Offer to Purchase dated January 10, 2017.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).

(a)(1)(D)**	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)**	Form of Notice of Withdrawal of Tender for Individual Investors

(a)(1)(G)**	Form of Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants

(a)(5)(A)**	Notice to Executive Officers and Directors of Blackout Period, dated January 5, 2017.

(a)(5)(B)**	Press Release announcing commencement of the Tender Offer dated January 5, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed January 5, 2017).

(a)(5)(C)**	Press Release announcing commencement of the Tender Offer dated January 10, 2017.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)**	2001 Long-Term Stock Option Plan (incorporated by reference from Exhibit 10.5 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(2)**	2001 Outside Directors’ Stock Ownership and Stock Option Plan (incorporated by reference from Exhibit 10.6 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(3)**	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389).

(d)(4)**	SunLink Health Systems, Inc. 2011 Director Stock Option Plan (incorporated by reference from Appendix A to the Company’s Schedule 14A Definitive Proxy Statement filed September 29, 2011) (Commission File No. 111115265).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

**	Previously filed.